Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2006	Years ended
		December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Income before income taxes and accounting changes	$69.3	$54.8	$55.4	$16.6	$158.7	$199.7
Fixed charges:
Interest expense	—	0.2	0.1	0.1	0.1	2.2
Interest portion of rental expense	0.9	1.1	0.5	1.0	1.0	1.8

Subtotal	0.9	1.3	0.6	1.1	1.1	4.0
Interest credited to investment contractholders	226.9	269.1	291.2	410.6	462.1	533.8

Total fixed charges	227.8	270.4	291.8	411.7	463.2	537.8

Income available for fixed charges (including interest credited to investment contractholders)	$297.1	$325.2	$347.2	$428.3	$621.9	$737.5

Income available for fixed charges (excluding interest credited to investment contractholders)	$70.2	$56.1	$56.0	$17.7	$159.8	$203.7

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.30	1.20	1.19	1.04	1.34	1.37
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	78.00	43.15	93.33	16.09	145.27	50.93